SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INTERNAL RULES OF THE BOARD OF DIRECTORS

(Approved at the Meeting of the Board of Directors held on September 19, 2018 and updated at the Ordinary and Extraordinary Shareholders’ Meetings held on April 26, 2019, April 24, 2020, April 29, 2021 and April 29, 2022, and at the Meetings of the Board of Directors held on March 25, 2019 and October 13 and 14, 2022)

I.	Objective of the Internal Rules

Article 1 – These Internal Rules (“Internal Rules”) describe the operation of the Board of Directors of Ambev S.A. (“Company”), taking into consideration what is set forth in the By-laws of the Company (“By-laws”) and the applicable legislation in force.

II.	Principles of the Board of Directors

Article 2 – Notwithstanding the attributions imposed by law, in the By-laws and in these Internal Rules, the Board of Directors shall abide to the following principles:

(a)	dedicate equal treatment to all shareholders of the Company;
(b)	monitor and manage potential conflicts of interest between shareholders, members of the Board of Directors, managers and the Company; and
(c)	ensure the fulfillment and compliance with the corporate governance practices of the Company, determining the changes that might be necessary.

III.	Composition, Terms of Office and Rules of Operation of the Board of Directors

III.1.       Composition and Terms of Office

Article 3 – According to the By-laws, the Board of Directors shall be composed of 5 (five) to 11 (eleven) sitting members, and may have from 2 (two) to 11 (eleven) alternates, specifically associated or not to one sitting Director, appointed and removed, at any time, by the Shareholders’ Meeting, for a term of office of 3 (three) years, reelection being permitted.

First Paragraph – The Board of Directors will be presided by 1 (one) Chairman or 2 (two) Co-Chairmen, in which case must be done in a shared manner with both co-chairmen having identical prerogatives and attributions. The Chairman or Co-Chairmen of the Board of Directors, as applicable, will be appointed by a majority vote of the Directors, immediately after such Directors are invested in office.

Second Paragraph – The term of office must be the same to all Directors and shall be extended until their successors take office.

III.2       Rules of Operation

III.2.1. Meetings of the Board of Directors

Article 4 – The Board of Directors shall meet (i) ordinarily, at least 6 (six) times during the year, and at least one meeting in each quarter, according to the annual calendar of meetings approved by the Board of Directors in the previous year; and (ii) extraordinarily, whenever necessary, upon call by any of its Co-Chairmen or by the majority of its members, through letter, email, telegram or in person, with at least 24 (twenty-four) hours in advance.

First Paragraph – Each member of the Board of Directors in office shall have the right to 1 (one) vote, in person or represented by one of their peers, in this case by means of (i) a specific power-of-attorney for the relevant meeting; and (ii) the vote in writing of the absent member of the Board of Directors. The absent Director, in this case, will be considered present at the meeting in order to ascertain the quorum for declaring it open and voting, and their vote will be considered valid for all legal effects, and shall be included in the relevant meeting’s minutes.

Second Paragraph – The Directors may choose to attend meetings by telephone, videoconferencing or other communication media that assures the effective participation and authenticity of their vote and, also, by previously sending their votes in writing. In this case, the Director will be considered present at the meeting in order to ascertain the quorum for declaring it open and voting, with this vote being deemed valid for all legal effects, being included in the minutes of the relevant meeting.

Third Paragraph – The meetings of the Board of Directors shall be conducted by the Chairman or by one of the Co-Chairmen of the Board of Directors, as applicable. The secretary of the meeting shall be the Legal Vice President Officer of the Company or, in her absence, a third party appointed by the president of the meeting.

Fourth Paragraph – The Chairman or Co-Chairmen of the Board of Directors, as applicable, by their own initiative or by request of any other Director, may call Executive Officers of the Company to attend the meetings and present clarifications or information on the matters under review.

Fifth Paragraph – The matters submitted for the approval of the Board of Directors shall be presented by the Board of Executive Officers or the appropriate bodies of the Company.

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Sixth Paragraph – In the event of a tie in the resolutions of the Board of Directors, neither the Chairman or any of the Co-Chairmen, as applicable, shall have a casting vote, but only their own personal votes.

Seventh Paragraph – The Director shall not vote or interfere in matters on which he/she has a conflicting interest with the Company.

Article 5 – The Board of Executive Officers will deliver to the Chairman or to the Co-Chairmen of the Board of Directors, as applicable, within 10 (ten) days prior to each ordinary meeting, a suggestion of the items and information to be discussed, with due observance of the provisions of articles 6 and 8 of these Internal Rules.

Article 6 – The secretary of the meetings of the Board of Directors shall have the following duties:

(a)	organize the agenda of the matters to be discussed, based on the requests of the Directors and confirmation with the Executive Officers, and submit them to the analysis and decision of the Chairman or Co-Chairmen of the Board of Directors, as applicable, with at least 10 (ten) days in advance of each ordinary meeting;
(b)	prepare the call of the meetings of the Board of Directors, giving knowledge to the Directors and to other possible participants, of the place, date, time and agenda;
(c)	act as secretary of the meetings, prepare and record the relevant minutes and other documents on the proper book and collect the signatures of all Directors present at the meeting;
(d)	assure that the Directors receive complete and timely information on the items in the agenda of the meetings; and
(e)	file the minutes and/or the extract of the resolutions taken by the Board of Directors with the applicable bodies, as well as take care of the relevant publication, when necessary.

Article 7 – The matters and resolutions taken at the meetings of the Board of Directors will be valid when approved by votes of the majority of the members present at the meeting and will be recorded in minutes and registered in the Book of Minutes of the Board of Directors’ Meetings and, whenever they contain resolutions that produce effects before third parties, their extracts will be filed at the relevant Board of Trade and duly published.

Sole Paragraph – The minutes of the Board of Directors’ meetings shall be written in a clear language, identifying the Directors, the individuals present at the meeting and the resolutions taken, including with the formalization of divergent votes and abstention of votes, when applicable.

III.2.2. Rules and Voting System and Agenda

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Article 8 – The Chairman or the Co-Chairmen of the Board of Directors, as applicable, with the help of the secretary, will prepare the meetings’ agendas based on the requests of the Directors and suggestions of the Executive Officers of the Company, with due observance, also, to the minimum annual agenda of the Board of Directors indicated in Annex A of these Internal Rules.

Sole Paragraph – The agenda, as well as the applicable documentation for review of the matters in hand, shall be delivered or made available to each one of the Directors with, at least, 1 (one) week in advance of the date of the meeting.

Article 9 – Once the quorum for declaring the meeting open is verified, the works shall be held in the following order:

(a)	reading of the workday and the agenda to be put to vote;
(b)	approval and signature of the minutes of the immediately prior ordinary meeting, as well as any extraordinary meetings;
(c)	presentation of the Chief Executive Officer or other Executive Officers invited, of the activities of the Company and its subsidiaries, with due observance of the agenda;
(d)	presentation of the Chief Financial Officer of the work and decisions of the advisory committees of the Board of Directors, under the terms of article 21 of these Internal Rules;
(e)	presentation, discussion, delivery of proposals and voting of the matters in the agenda, in the order proposed by the president of the meeting; and
(f)	presentation of proposals, opinions and communication of the Directors.

Article 10 – Once the reading of the agenda is finished, the president of the meeting shall submit to the analysis of the Directors present at the meeting, the matters presented, following the order included in the agenda.

Sole Paragraph – Only the Directors, the Chief Executive Officer, specific attendees, other than the secretary of the session, shall be present at the meeting during the conduct of the work.

Article 11 – Once the discussions are finished, the president of the meeting will collect the vote of each Director.

Article 12 – The sessions shall be suspended or finished, when circumstances so require, at the request of any Director and with the approval of the Board of Directors.

Sole Paragraph – In case of suspension of the session, the president of the meeting shall schedule a date, time and place for continuing the session, with no need of a new call of the Directors.

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IV.       Chairman and Co-Chairmen of the Board of Directors

Article 13 – The Chairman or Co-Chairmen of the Board of Directors, as applicable, elected by the majority of its members, have the following duties, notwithstanding any others that may be attributed to them by the By-laws and the applicable laws:

(a)	assure the effectiveness and the proper development of the works of the Board of Directors;
(b)	establish goals and programs, so that the Board of Directors can fulfill its purpose of representing all shareholders and monitoring and evaluating the activities of the Board of Executive Officers;
(c)	organize and coordinate the meetings’ agenda;
(d)	prepare, in due time and with the help of the secretary of the Board of Directors, the agenda for the meetings of the Board of Directors; and
(e)	preside the meetings of the Board of Directors.

Article 14 – In the event of temporary absence or impediment of the Chairman or of both Co-Chairmen of the Board of Directors, as applicable, the remaining Directors shall appoint, among the other members, someone to perform their duties temporarily.

V.       Vacancy

Article 15 – In the event of permanent impediment or absence of any Director, and if there is an alternate Director in office, the Board of Directors shall, at its discretion, decide whether the alternate shall fill the vacant office, or to appoint a substitute on a permanent basis to the same position; the new permanent Director shall, in any case, complete the term of office of the absent or impeded Director.

First Paragraph – In the event of temporary absence or impediment, the members of the Board of Directors shall be replaced by an alternate, or, in the absence of an alternate, by another Director appointed for such purpose by the absent Director. In the latter case, the Director that is replacing the absent or impeded Director, in addition to his/her own vote, shall cast the vote of the absent Director.

Second Paragraph – The resignation of a Director from his/her position shall be done through a written communication delivered to one of the Co-Chairmen, and shall become effective, before the Company, from the moment of its delivery, and, before bona fide third parties, after the filing and publication of the minutes of the Board of Directors’ meeting that recognized such resignation.

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VI.       Integration of New Directors

Article 16 – Upon the entry of new members in the Board of Directors, such new Directors shall go through the integration program under the terms of Annex B to these Internal Rules.

VII.       Duties and Obligations of the Members of the Board of Directors

Article 17 – It is a duty of every Director, in addition to the duties provided by law, by the applicable rules, the By-laws and these Internal Rules:

(a)	to attend the meetings of the Board of Directors, having previously prepared and read the documents disclosed, and to actively and diligently participate in such meetings; and
(b)	to keep confidential any and all information of the Company to which they might have access due to their position, as well as request the same confidential treatment to the professionals that render consulting services, using such information exclusively for the performance of their duties as Directors, not transferring or disclosing such information, in whole or in part, to third parties, except with a prior and express approval of the Board of Directors, subject to being held responsible for contributing to any inappropriate disclosure.

VIII.       Duties of the Board of Directors

Article 18 – According to the By-laws, the resolutions on the matters indicated below are of attribution of the Board of Directors:

(a)	establish the general direction of the Company's business, approving the guidelines, corporate policies and basic objectives for all the main areas of performance of the Company;
(b)	approve the annual investment budget of the Company;
(c)	approve the three-year strategic plan of the Company;
(d)	elect and dismiss the Company's Executive Officers, and set their attributions;
(e)	supervise the management of the Board of Executive Officers, review at any time the books and documents of the Company, and request information regarding any acts executed or to be executed by the Company;
(f)	attribute, from the aggregate value of the compensation established by the Shareholders’ Meeting, the compensation of each member of the Company's Management;
(g)	define the general criteria on compensation and benefit policy (fringe benefits, participation in profits and/or sales) for the management and senior employees (namely, managers or employees in equivalent direction positions) of the Company;
(h)	appoint the Company's independent auditors;
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(i)	resolve on the issue of shares and warrants, within the limit of the authorized capital of the Company;
(j)	provide a previous manifestation on the management's report, the Board of Executive Officers’ accounts, the financial statements for the fiscal year, and review the monthly balance sheets;
(k)	submit to the Shareholders’ Meeting the proposal of allocation of the net profits for the year;
(l)	call the Annual Shareholders’ Meeting and, whenever it may deem advisable, the Extraordinary Shareholders’ Meetings;
(m)	approve any business or agreements between the Company and/or any of its controlled companies (except those fully controlled), management and/or shareholders (including any direct or indirect partners of the Company's shareholders), without impairment of item “q” below;
(n)	approve the creation, acquisition, assignment, transfer, encumbering and/or disposal by the Company, in any way whatsoever, of shares, quotas and/or any securities issued by any company controlled by the Company or associated to the Company; except in case of operations involving only the Company and companies fully controlled thereby or in case of indebtedness operation, in which case the provisions of item “o” bellow shall apply;
(o)	approve the contracting by the Company of any debt in excess of 10% (ten percent) of the Company's shareholders’ equity reflected on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;
(p)	approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited in the name of the Company or any of its controlled companies; except (i) for the agreements entered into between the Company and its fully controlled companies, or (ii) in the event of licensing of brands to be used in gifts, accessory materials connected to such brands, or disclosure in events; or yet (iii) for agreements in which the licensing of brands is an accessory element to the execution of its main purpose (provided they do not depend on the approval of the Board of Directors for any other reason set forth in this article 18).
(q)	approve the granting of loans and the rendering of guarantees of any kind by the Company for amounts exceeding 1% (one percent) of the shareholders’ equity of the Company reflected on the latest audited balance sheet, to any third party, except in favor of any companies controlled by the Company;
(r)	approve the execution by the Company of any long-term agreements (i.e., agreements executed for a term exceeding one year), involving an amount in excess of 5% (five percent) of the shareholders’ equity of the Company, as shown on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions, except in the case of agreements entered into between the Company and its fully controlled companies;
(s)	resolve on the Company's participation in other companies, as well as on any participation in other undertakings, including through a consortium or special partnership, that involves (i) an amount greater than 0.05% (five hundredths percent) of the shareholders’ equity of the Company, as shown in the latest audited balance sheet, considered individual transaction; or any amount, once it is verified that the series of transactions with an amount equal to or lower than the amount referred in item (i) has reached, within the same fiscal year, the global limit of 0.75% (seventy five hundredths percent) of the shareholders’ equity of the Company as shown in the latest audited balance sheet;
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(t)	resolve on the suspension of the Company's activities, except in the cases of stoppage for servicing of its equipment;
(u)	authorize the acquisition of shares of the Company to be kept in treasury, be canceled or subsequently disposed of, as well as the cancellation and further sale of such shares, with due regard for applicable law;
(v)	resolve on the issuance of Trade Promissory Notes for public distribution, pursuant to CVM Ruling No. 134;
(w)	resolve, within the limits of the authorized capital, on the issuance of convertible debentures, specifying the limit of the increase of capital arising from debentures conversion, by number of shares, and the species and classes of shares that may be issued, under the terms of article 59 paragraph 2 of Law 6,404/76;
(x)	authorize the disposal of fixed assets, excepted for the ones mentioned in item “n” of this Article, and the constitution of collateral in an amount greater than 1% (one percent) of the shareholders’ equity reflected in the latest audited balance sheet; this amount will be considered per individual transaction or a series of related transactions;
(y)	perform the other legal duties assigned thereto at the Shareholders’ Meeting, in the By-laws or by these Internal Rules; and
(z)	resolve on any cases omitted by the By-laws and perform other attributions not conferred on another body of the Company by law or the By-laws.

Sole Paragraph – The indication of favorable vote by a representative of the Company with regard to any resolution about the matters described above, in Shareholders’ Meetings and in other corporate bodies of the entities controlled by the Company, directly or indirectly, shall depend on the approval by the Board of Directors of the Company.

IX.       Advisory Committees

Article 19 – The Board of Directors, for a better performance of its duties, may create committees or work groups with specific objectives defined. The committees shall adopt their own internal rules, approved by the Board of Directors.

Article 20 – The committees shall be composed, in its majority, by members of the Board of Directors, and managers, employees, specialists and other people whose contribution is useful to the performance of the relevant works might also participate in them, in relation to which the rule of article 160 of Law n. 6,404/76 shall apply.

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Article 21 – The committees shall present the matters examined by them, as well as their recommendation, to the Board of Directors, as applicable. The material required for the analysis of the matter by the Board of Directors shall be made available along with the voting recommendation.

Sole Paragraph – Each meeting of the Board of Directors shall contain an item in the agenda where the activities of the committees are reported.

X.       Evaluation Process

Article 22 – The Board of Directors and its advisory committees set forth in Section IX of these Internal Rules will be evaluated once a year, in an evaluation process defined by the Board of Directors, which shall include the performance of the collegiate body itself, as well as of its members individually considered, including its Chairman or Co-Chairmen, as applicable.

First Paragraph – Each body will do its self-evaluation, provided that the Board of Directors, in addition to its self-evaluation, will also evaluate the performance of its advisory committees.

Second Paragraph – The evaluation will be based on the pillars of the Company’s culture and will consider the attendance and the contribution of each member to the decision-making process and the achievement of the long-term goals of the Company.

Third Paragraph – At the end of the evaluation process, the Board of Directors will identify the main points to be addressed for the improvement of the performance of the bodies, and, as the case may be, will define the actions and measurements to be implemented for such improvement. During the subsequent year of the evaluation, the Board of Directors will monitor the development of such actions and measurements, in order to assure that the improvement points identified are indeed solved.

XI.	General Provisions

Article 23 – The omissions of these Internal Rules and the interpretation doubts of its provisions shall be decided at a meeting of the Board of Directors.

Article 24 – These Internal Rules will become effective on the date of their approval by the Board of Directors, that might resolve, at any time, on their modification.

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ANNEX A

Minimum Annual Agenda

People
Annual performance evaluation of the Board of Executive Officers and top performers
Goals (current and of the previous year) of the Board of Executive Officers of the Company
Succession plan of the Board of Executive Officers of the Company
Trainee Program
Compensation policy
Transfer of top management
Turnover
Finance
Assumptions for preparation of budget and action plan
Annual budget (P1A)
Strategic long-term plan
Capital structure
EBITDA analysis
Quarterly results
Capex and M&A (proposals and post mortem)
Annual Plan of External Audit
Internal audit (biannually)
Fiscal Committee activities
Risks
Management of financial and non-financial risks
Efficiency of risk management and internal control systems
Sales and Marketing
Sales and marketing results
Supply and Procurement
Information on production, logistic and supply
IT Technological structure of the Company
International Operations
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Results and action plans of international operations of the Company and its subsidiaries
Legal
Litigation and provisions
Compliance
Compliance Program of the Company
Corporate Governance
Corporate governance of the Company
Internal Management of the Board of Directors
Autonomy of the Directors, according to the criteria established in the By-laws
Evaluation of the Board of Directors and its advisory committees (such as collegiate bodies and its members individually
Annual calendar of meetings of the Board of Directors for the subsequent year

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ANNEX B

Integration Program of New Directors

The integration program of new Directors will contemplate the following stages:

(a)	private session (one-on-one) with key people of the Company, including the Chairman or one of the Co-Chairmen of the Board of Directors, the Chief Executive Officer, the Chief Financial and Investor Relations Officer, the Legal Vice President Officer and the Corporate Affairs Vice President Officer, notwithstanding others, as the case may be;

(b)	guided visitation to one of the Company’s breweries, following the entire beer manufacturing process;

(c)	visitation to a distribution center of the Company and accompanying a salesperson in his/her route for sale of Company’s products to the local sales points; and

(d)	participation in trainings, among which are highlighted the following subjects: compliance, code of conduct, culture, beer academy and responsibilities of Directors (under the terms of the law, the rules of the Comissão de Valores Mobiliários and the By-laws, including with regard to trading of securities issued by the Company). The new Director shall receive a copy of the Code of Business Conduct and the Manual on Disclosure and Use of Information and Policies for Trading with Securities of the Company.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer